                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                    Commission File Number 0-631

                           NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-K    [ ] Form 11-K    [ ] Form 20-F     [ ] Form 10-Q
               [ ] Form N-SAR

For Period Ended:                  December 31, 2004
                 ---------------------------------------------------------------

[ ]  Transition Report on Form 10-K         [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F         [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

READ ATTACHED INSTRUCTION  SHEET BEFORE  PREPARING  FORM.  PLEASE PRINT OR TYPE.

     Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

     If the  notification  relates  to a portion of the  filing  checked  above, identify the item(s) to which the notification relates:
                                                       -------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant     WEBFINANCIAL CORPORATION
                       ---------------------------------------------------------

Former name if applicable
                         -------------------------------------------------------

                         590 MADISON AVENUE, 32nd FLOOR
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Address of principal executive office (Street and number)

City, state and zip code    NEW YORK, NEW YORK 10022
                        --------------------------------------------------------

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject  report could not be filed  without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check appropriate box.)

[X]  (a) The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b) The subject annual report,  semi-annual  report,  transition  report on
     Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th  calendar day  following  the  prescribed  due date; or the subject  quarterly  report or  transition  report on Form 10-Q,  or portion thereof  will be filed on or before the fifth  calendar day  following  the prescribed due date; and

[ ]  (c) The accountant's  statement or other exhibit required by Rule 12b-25(c)
     has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in  reasonable  detail the reasons why Form 10-K,  11-K,  20-F,
10-Q,  N-SAR or the transition  report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     THE  REGISTRANT  IS UNABLE TO FILE ITS ANNUAL  REPORT ON FORM 10-KSB WITHIN
THE PRESCRIBED  TIME PERIOD.  THE INDEPENDENT  ACCOUNTANTS  REQUIRE MORE TIME TO
COMPLETE THEIR REVIEW OF THE FINANCIAL  STATEMENTS AND THE FORM 10-KSB DOCUMENTS
AND DISCLOSURES.  UNTIL THIS REVIEW IS COMPLETED,  THE REGISTRANT WILL BE UNABLE
TO  FILE  THE  CONSOLIDATED   FINANCIAL  STATEMENTS,   RELATED  INFORMATION  AND
DISCLOSURES FOR INCLUSION IN THE FORM 10-KSB.

     THE REGISTRANT  CURRENTLY  EXPECTS THAT ITS FORM 10-KSB FOR THE FISCAL YEAR
ENDED  DECEMBER 31, 2004 WILL BE FILED  WITHIN 15 CALENDAR  DAYS  FOLLOWING  THE
PRESCRIBED DUE DATE.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and  telephone  number  of  person  to  contact  in regard to this notification

        GLEN M. KASSAN            (212)                           758-3232
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          (Name)               (Area Code)                   (Telephone number)

     (2) Have all other periodic  reports  required under Section 13 or 15(d) of the Securities  Exchange Act of 1934 or Section 30 of the Investment Company Act
of 1940  during the  preceding  12 months or for such  shorter  period  that the registrant was required to file such report(s) been filed?  If the answer is no,
identify report(s).                                              [X] Yes [ ] No

     (3) Is it anticipated that any significant  change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes [ ] No

     If so: attach an explanation of the anticipated  change,  both  narratively and  quantitatively,  and, if  appropriate,  state the reasons why a  reasonable estimate of the results cannot be made.

     THE  REGISTRANT  REPORTED NET INCOME OF  $2,109,000  FOR FISCAL  2003,  AND
ANTICIPATES REPORTING A SMALL NET LOSS FOR FISCAL 2004. A REASONABLE ESTIMATE OF
THE NET LOSS THE  REGISTRANT  WILL  REPORT FOR FISCAL  2004 CANNOT BE MADE UNTIL
COMPLETION OF THE REGISTRANT'S FINANCIAL STATEMENTS FOR FISCAL 2004.

                            WEBFINANCIAL CORPORATION
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date March 31, 2005                           /s/ Glen M. Kassan
     -------------------                     ---------------------------------
                                             Name:  Glen M. Kassan
                                             Title: Chief Financial Officer

     INSTRUCTION.  The  form  may  be  signed  by an  executive  officer  of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.  If
the  statement  is  signed  on  behalf  of  the   registrant  by  an  authorized
representative   (other   than   an   executive   officer),   evidence   of  the
representative's  authority to sign on behalf of the  registrant  shall be filed with the form.

                                    ATTENTION

     Intentional  misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).